

Mail Stop 3720

June 23, 2017

Rosanna McCollough
President and Chief Executive Officer
YogaWorks, Inc.
5780 Uplander Way
Culver City, California 90230

Re: **YogaWorks, Inc.**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 30, 2017
Response dated June 14, 2017
CIK No. 0001703497

Dear Ms. McCollough:

We have reviewed your response letter dated June 14, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Consolidated Financial Data, pages 14 - 18

Selected Consolidated Financial and Other Data, pages 49 – 53

1. We note your response to prior comment no. 3. Please revise your proposed disclosure to clarify the limitations of the usefulness of the non-GAAP measure, Studio-Level EBITDA (e.g. the measure is not an overall profitability measure of the company), and explain, in greater detail, the nature of these excluded regional and corporate general and administrative expenses. Also, while the excluded regional and corporate general and administrative expenses may not be necessary to operate the Company's studios, you

should emphasize that the excluded expenses are essential to support the operation and development of your studios.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Markets, page F-8

2. We note your response to comment 4 and your statement that your chief operating decision maker ("CODM") makes decisions at the company-wide level. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segment(s), please provide us with the following information:

   - your current organization chart which identifies the positions, roles, or functions that report directly to your CODM and senior management team;
   - the identification of your segment manager(s) and their respective roles;
   - how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attend those meetings;
   - how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
   - the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and
   - the basis for determining the compensation of the individuals that report to the CODM.

3. We note from your response to our prior comment 16 in your response letter dated May 30, 2017 that the CODM also receives "multiple ad-hoc reports at the regional market level" and that these ad-hoc regional market reports "exclude information needed to assess the performance of the regions, like overhead costs and other general and administrative expenses that would normally be incurred by an operating segment." Please tell us whether the CODM receives these regional ad-hoc reports in addition to the internal financial reports you enclosed in your response letter dated June 14, 2017. Moreover, please clarify and confirm whether the internal financial reports you enclosed in your response letter dated June 14, 2017 are the principal discrete financial information regularly reviewed by CODM to assess the company's performance and allocate resources.

4. In regard to performance assessment and asset allocation, please clarify the process through which your CODM makes day to day operating decisions at the company-wide level. For instance, describe what profitability measures he reviews and how he decides to allocate resources.

5. We also note that the company's regional managers report to the company's chief customer officer who is "primarily responsible for assessing the performance of regions, and for making resource allocation decisions for regions." In light of the chief customer officers primary role in the company's operational decisions in assessing performance and allocating resources, please tell us why you do not consider him to be a part of the CODM function. Refer to FASB ASC 280-10-50-5 through 50-9. Please be sufficiently detailed in your response.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser at (202) 551-3778, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications